SHAREHOLDER RETURN PERFORMANCE GRAPH

This graph compares the cumulative percentage change in the return on the shares of our common stock (assuming reinvestment of dividends) each year for the last five years with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all companies listed with Nasdaq with the same two-digit SIC (Standard Industrial Classification) code (58-Eating and Drinking Places) as CBRL. The data set forth in the chart below has been provided by Nasdaq.



	2000	**2001**	**2002**	**2003**	**2004**	**2005**
CBRL	100	160	220	293	277	326
NASDAQ (SIC Code 58)	100	143	158	189	220	248
S&P 400 Midcap	100	106	87	102	120	149